UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES ACT OF 1934

For the month of July, 2005

Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 677331

All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of director

	IONA TECHNOLOGIES PLC				Peter Zotto

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 in respect of a non-beneficial interest			4.	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if. notified)

	PERSON NAMED IN 2 ABOVE				Peter Zotto

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)			6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

	NO				ACQUISITION OF SHARES

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class

	18,000		0.051%

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed

	ADRs		$2.65	15 July 2005- 19 July 2005		20 July 2005

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification

	18,000				0.051%

     If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries

			Donal Moriarty (01) 637 2000

25. Name and signature of authorised company official responsible for making this notification

Date of notification 21 July 2005	/s/ Donal Moriarty
Assistant Company Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: July 22, 2005	By:	/s/ Peter M. Zotto

Peter M. Zotto
Chief Executive Officer